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(212) 839 5599 FAX

mgolden@sidley.com
(212) 839-8694



July 24, 2006

By Hand

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Caribbean Cement Company Limited
(the "Issuer"); File No. 82-3715

Ladies and Gentlemen:

On behalf of the Issuer, we hereby furnish the following information required by Rule 12g3-2(b)(1) of the Securities Exchange Act of 1934 (the "1934 Act"):

1. Consolidated audited results for the first quarter ended March 31, 2006[1];
2. Consolidated audited results for the year ended December 31, 2005[1]; and
3. List of ten largest shareholders together with director and senior managers shareholdings as at March 31 2006 [1].

This information is provided with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the 1934 Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter with the messenger, who has been instructed to wait for the stamped copy.

Very truly yours,

Michael D. Golden

Encls.
cc: Cordia J. Constable (without enclosures)

[1] As required to be filed with the Jamaica Stock Exchange, under Rule 407 of the Jamaica Stock Exchange.



TRINIDAD CEMENT LIMITED

CONSOLIDATED FINANCIAL REPORT

FOR THE YEAR ENDED 31 DECEMBER 2005

CONSOLIDATED STATEMENT OF EARNINGS

TT$'000	AUDITED Year Ended 31.12.2005	AUDITED Year Ended 31.12.2004
REVENUE	**1,429,834**	**1,329,900**
OPERATING PROFIT	**183,930**	**304,098**
Finance costs – net	(97,131)	(104,750)
Profit before taxation	**86,799**	**199,348**
Provision for taxation	66,968	(15,556)
Profit after taxation	**153,767**	**183,792**
Attributable to:		
Shareholders of the Parent	160,326	162,271
Minority Interests	(6,559)	21,521
	153,767	**183,792**
Earnings per Share – basic and diluted, cents	**66**	**67**
Dividends per Ordinary Share, cents	**15**	**20**

DIRECTORS' STATEMENT

Group revenue increased by $100 million or 8%, driven by increased demand in all markets. Sales volume was 1.91 million tonnes, surpassing last year's record of 1.90 million tonnes. Domestic sales at all three cement plants exceeded the prior year with total domestic sales being 120.5k tonnes (8%) higher than in 2004.

Operating profit declined mainly as a result of a shortfall in clinker production, costly interruptions caused by the passage of hurricanes in Jamaica in the second and third quarters and increased input costs, such as fuel, electricity, spares and labour. Our Readymix subsidiary concluded the independent internal review started in the second quarter of 2005, which resulted in a net loss of $25.2 million to the company. Management has since implemented several policy and procedural changes in order to correct serious weaknesses identified during the review.

The Group has benefited from deferred tax credits totaling $67.5 million arising from reduction of the tax rate in Trinidad and Tobago and recognition of a deferred tax asset at our Barbados subsidiary – Arawak Cement Company Limited. Total net assets were $1,139.1 million at year end representing growth of $77.4 million from the prior year.

Phase one of the capacity upgrade project at Trinidad Cement Limited has been successfully completed, increasing the company's cement production capacity from 780 thousand tonnes to 1.2 million tonnes annually. At Caribbean Cement Company Limited the expansion and modernization program continues to be on schedule for completion in early 2008. The Guyana Bagging Plant project is due to be completed by July 2006. These expansion programmes will enable the Group to address the projected growth in domestic and export markets.

OUTLOOK

Given the strong Global demand for cement, which is expected to continue in the foreseeable future, the outlook for the Group remains positive.

Your Board of Directors has approved a final dividend of 5 cents per ordinary share to be paid on July 21, 2006 to shareholders on record at the close of business on July 7, 2006. The register of members will be closed from July 7 to 11, 2006 inclusive. Together with the interim dividend of ten (10) cents paid in October 2005, the total dividend will be 15 cents compared with 20 cents for 2004.

The Annual Meeting of shareholders will be held on July 4, 2006.

Andy J. Bhajan

Andy J. Bhajan
Group Chairman
May 26, 2006

Dr. Rollin Bertrand
Director/Group CEO
May 26, 2006

CONSOLIDATED BALANCE SHEET

TT$'000	AUDITED Year Ended 31.12.2005	AUDITED Year Ended 31.12.2004
Non-Current Assets	2,165,924	1,907,677
Current Assets	782,226	530,363
Current Liabilities	(457,850)	(393,032)
Non-Current Liabilities	(1,351,182)	(983,293)
Total Net Assets	**1,139,118**	**1,061,715**
Share Capital	466,206	466,206
Reserves	565,635	473,168
Equity attributable to Parent	**1,031,841**	**939,374**
Minority Interests	107,277	122,341
Total Equity	**1,139,118**	**1,061,715**

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

TT$'000	AUDITED Year Ended 31.12.2005	AUDITED Year Ended 31.12.2004
Balance at beginning of period	**939,374**	**804,434**
Transfer of Negative Goodwill	–	18,061
Currency translation and other adjustments	(14,186)	(4,482)
Allocation to employees and sale of ESOP shares net of dividends	4,349	4,048
Change in fair value of swap net of tax	(3,073)	–
Profit attributable to shareholders	160,326	162,271
Dividends	(54,949)	(44,958)
Balance at end of period	**1,031,841**	**939,374**

CONSOLIDATED CASH FLOW STATEMENT

TT$'000	AUDITED Year Ended 31.12.2005	AUDITED Year Ended 31.12.2004
Profit before taxation	86,799	199,348
Adjustment for non-cash items	202,652	239,453
Changes in working capital	20,527	(46,154)
	309,978	392,647
Net Interest and taxation paid	(139,423)	(141,590)
Net cash generated by operating activities	170,555	251,057
Net cash used in investing activities	(304,336)	(186,656)
Net cash generated by/(used in) financing activities	299,078	(23,071)
Increase in cash and short term funds	165,297	41,330
Cash and short term funds – beginning of period	(44,385)	(85,715)
Currency adjustment – opening balance	(99)	-
Cash and short term funds – end of period	**120,813**	**(44,385)**

Notes:

1. **Accounting Policies**
Accounting policies used in the preparation of these financial statements are consistent with those used in the audited financial statements for the year ended December 31, 2005.
2. **Earnings Per Share**
Earnings per share (EPS) for 2005 is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares outstanding (244,412M) during the period. The weighted average number of ordinary shares in issue for the year has been determined, in accordance with best practice, by deducting from the total number of issued shares of 249.765M, the 5.353M (2004: 5.643M) shares that were held as unallocated shares by our ESOP.
3. **Loans**
The Group has maintained the non-current classification of loans amounting to $756.1M, a treatment which our external auditors disagreed with on the basis that notwithstanding waivers received after the balance sheet date in respect of non-compliance with a current radio covenant. (actual 0.97 versus limit of 1.2), at our subsidiary, Caribbean Cement Company Limited, the loans were capable of being called at the balance sheet date and therefore should be classified in current liabilities, a view the Group considers to be misleading. This is not in compliance with International Accounting Standard 1. There is no impact on the Group's profit before tax, EPS, and net assets.


CARIBBEAN
CEMENT
COMPANY
LIMITED
CARIB CEMENT

CONSOLIDATED INTERIM FINANCIAL REPORT
FOR THE QUARTER ENDED 31 MARCH 2006

CONSOLIDATED STATEMENT OF EARNINGS

J$'000	UNAUDITED 3 Months 31.03.2006	UNAUDITED 3 Months 31.03.2005	AUDITED Year Ended 31.12.2005
SALES (CEMENT TONNES)	213,368	231,349	856,162
REVENUE	**1,511,855**	**1,539,650**	**5,999,295**
OPERATING (LOSS)/PROFIT	**(86,166)**	**222,636**	**245,293**
Finance Cost – Net	(51,843)	(4,428)	(29,842)
Claims – nonconformimg cement	(160,000)	–	–
(Loss)/Profit Before Taxation	**(298,009)**	**218,208**	**215,451**
Taxation	107,381	(63,353)	(46,524)
GROUP NET (LOSS)/PROFIT AFTER TAXATION	**(190,628)**	**154,855**	**168,927**
Cents – Basic & Diluted	(22.4)	18.2	19.9
Operating Profit/Revenue Ratio	(6%)	14%	4%

DIRECTORS' STATEMENT

The first quarter of this year has been challenging. The company recalled substandard cement that had been released into the market and stopped production and sales of cement while the non-conformance was being rectified. Lost cement production was partially supplemented by imports, but the market was still adversely affected. Claims from customers with respect to non-conforming cement are being processed and a provision of $160 million has been made in anticipation of settlement.

Consequently, cement sales quantity of 213,368 tonnes declined by 7.8% over the corresponding period last year, but revenue loss was partially mitigated by increased prices and declined by 1.8% over last year.

Operating profit declined by $309m over the corresponding period last year, resulting in an operating loss of $86.2m for the first quarter of 2006. This was due to higher cost of importing cement, lost production, as well as increased operating costs. The main components of increased operating costs were increases in fuel and power [an increase of $100m] and net finance costs [an increase of $47.4m] due to higher borrowings and exchange losses.

The cumulative adverse impact resulted in a Group net loss of [$190.6m] for the first quarter of 2006 compared to a net profit of $154.8m for the corresponding period last year.

OUTLOOK

We have resolved our production issues with regard to non-conforming cement and production and sales have resumed at near normal levels. However, with the local market for cement being greater than our current production capacity and the difficulties in sourcing cement from overseas, the Common External Tariff of 40% has been removed in May 2006 to accommodate the import of cement over a twelve-month period.

Though we expect a much improved financial performance for the remainder of 2006, it is not anticipated that the year's results will be satisfactory.

The expansion and modernization programme continues to be on schedule for production to commence in early 2008.

Brian Young
Chairman
May 26, 2006

Dr. Rollin Bertrand
Director/Group CEO
May 26, 2006

CONSOLIDATED BALANCE SHEET

J$'000	UNAUDITED As At 31.03.2006	UNAUDITED As At 31.03.2005	AUDITED As At 31.12.2005
Non-Current Assets	3,696,397	2,909,931	3,701,729
Current Assets	2,346,495	1,540,288	1,930,639
Current Liabilities	(2,780,534)	(1,254,889)	(1,983,900)
Non-Current Liabilities	(714,737)	(297,798)	(881,775)
Total Net Assets	**2,547,621**	**2,897,532**	**2,766,693**
Share Capital	425,569	425,569	425,569
Reserves	1,735,195	1,971,331	1,925,823
Shareholders' Equity	**2,160,764**	**2,396,900**	**2,351,392**
Deferred Gain	386,857	500,632	415,301
Group Equity	**2,547,621**	**2,897,532**	**2,766,693**

CONSOLIDATED CASH FLOW STATEMENT

J$'000	UNAUDITED 3 Months Ended 31.03.2006	UNAUDITED 3 Months Ended 31.03.2005	AUDITED Year Ended 31.12.2005
Group Net Profit after Taxation	**(190,628)**	**154,855**	**168,927**
Adjustment for non-cash items	99,189	103,193	194,585
	(91,439)	258,048	363,512
Change in working capital	83,383	(284,631)	455,799
Taxation paid	–	(176,470)	(207,188)
Net cash (used in)/generated by *operating activities*	(8,056)	(203,053)	612,123
Net cash used in investing activities	(103,988)	(38,534)	(906,817)
Net cash (used in)/generated by financing activities	(83,969)	183,948	265,947
(Decrease) in cash and short term funds	(196,013)	(57,639)	(28,747)
Cash and short term funds – beginning of period	(7,000)	21,747	21,747
Cash and short term funds – end of period	**(203,013)**	**(35,892)**	**(7,000)**

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

J$'000	UNAUDITED 3 Months 31.03.2006	UNAUDITED 3 Months 31.03.2005	AUDITED Year Ended 31.12.2005
Balance at beginning of period	2,351,392	2,242,045	2,242,045
Net (Loss)/Profit for period	(190,628)	154,855	168,927
Dividends	–	–	(59,580)
Balance at end of period	**2,160,764**	**2,396,900**	**2,351,392**

Notes:

1. **Accounting Policies**
   Accounting policies used in the preparation of these financial statements are consistent with those used in the audited financial statements for the year ended December 31, 2005.


A Member of the
TCL
GROUP
ONE CARIBBEAN... ONE COMPANY

CARIBBEAN CEMENT COMPANY LIMITED
LIST OF (10) LARGEST SHAREHOLDERS
AS AT 31ST MARCH 2006

NAME	NO.OF UNITS	% OF ISSUED CAPITAL
TLC (NEVIS) LIMITED	558,688,942	65.64
TRINIDAD CEMENT LIMITED	71,876,497	8.44
SCANCEM INTERNATIONAL (ST.LUCIA) LTD.	42,187,482	4.96
SOCTIA JA. INVESTMENT MANAGEMENT LTD.A/C 542	12,852,731	1.51
NATIONAL INSURANCE FUND	9,640,961	1.13
MAYBERRY MANAGEMENTS CLIENTS ACCOUNT	6,170,170	0.72
THE GLEANER COMPANY SUPERANNUATION	4,657,179	0.55
MAYBERRY INVESTMENTS LIMITED – A/C 09022	4,176,155	0.49
MANCHESTER PENSION TRUST FUND LIMITED	3,824,375	0.45
TRADING A/C – POOLED EQUIRY FUND NO: 1	3,652,937	0.43

CARIBBEAN CEMENT COMPANY LIMITED
SHAREHOLDING OF DIRECTORS
AS AT 31ST MARCH 2006

PARRIS LYEW AYEE	NIL
ROLLIN BERTRAND	NIL
HOLLIS HOSEIN	NIL
LEOPOLD NAVARRO	NIL
YUSUFF OMAR	NIL
JUDITH ROBINSON	NIL
PAUL STOCKHAUSEN	NIL
ERNEST WILLIAMS	NIL
BRIAN YOUNG	NIL

CARIBBEAN CEMENT COMPANY LIMITED
SHAREHOLDING OF SENIOR MANAGERS
AS AT 31ST MARCH 2006

NAME	NO. OF UNITS
FRANCIS A. HAYNES	NIL
CHESTER ADAMS	21,332
CORDIA CONSTABLE	NIL
ORVILLE HILL	NIL
ALICE HYDE	NIL
BRETT JOHNSON	NIL
JINDA MAHARAJ	NIL
JOHN MENDES	NIL
NOEL MCKENZIE	NIL
DALMAIN SMALL	1,125
GODFREY STULTZ	NIL
ADRIAN SPENCER	3,750
KEN WILTSHIRE	NIL